Via Facsimile and U.S. Mail
Mail Stop 6010


										September 8,
2005


Antoine A. Noujaim
Chairman, Chief Executive Officer and Director
ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta T6E 6S4
Canada

Re:	ViRexx Medical Corp.
	Registration Statement on Form 20-F
	Filed August 12, 2005
	File No. 1-32608

Dear Mr. Noujaim

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F

General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
2. Please update your financial statements as of and for the period ended June 30, 2005. You should also update all of the disclosure throughout your filing as of June 30, 2005, the dates specified by the various respective items of Form 20-F or a more recent date, as required. We may have further comments upon reviewing your updated disclosure.
3. In light of the fact that none of your product candidates have received regulatory approval, you should not call them products, but rather refer to them as "potential products" or "product candidates" throughout the filing. For product candidates for which you have completed at least some clinical trials, in each and every instance you describe any of those product candidates as effective or having achieved certain results, you should state that these results are clinical and that the product candidate has not received regulatory approval. For product candidates for which you have not completed any clinical trials, in such instances you should state that fact, and not make any statements about the effectiveness or efficacy of those product candidates. Please make these changes throughout the document. We expect this comment to impact your disclosure on several pages throughout the document, and may have further comments once you have significantly tempered your disclosure throughout in your next amendment.

Forward Looking Information, page 5
4. Section 21E(a) of the Securities Exchange Act provides that the safe harbor for forward-looking statements does not apply to non-
reporting companies.   Please note that a company that is not
subject
to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 at the time a forward-looking statement is made cannot avail itself of the protections of Section
27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. As such, please revise this section to delete your references to that Act or state that the safe harbor does not apply to your forward-looking statements.

Glossary of Terms, page 6
5. Please delete the glossary from your filing and define each of the terms contained in the glossary in the body of the filing the first time it is used in the text.
A. Selected financial data, page 10
6. Please state which data are derived from audited financial statements and which are not. Also, as to the interim period data, provide comparative data from the same interim period of 2004.
See
Item 3.A.1. of Form 20-F.
7. Please provide Selected Financial Data for the five most recent financial years as required by Item 3.A of Form 20-F.

B. Capitalization and indebtedness

United States dollar convertible debenture, page 1
8. Please revise to state whether the principal and unpaid interest on the debenture issued by AltaRex was paid on August 23, 2005, and update the disclosure to reflect any other material changes regarding the debenture, any conversions, etc.

Canadian dollar convertible debentures, page 14
9. Please quantify the conversion price. Disclose how many shares of common stock you issued when the holder converted $235,000 of these debentures.

Risk Factors, page 14

General
10. Please revise to group your related risk factors together under
classified headings such as risks related to your industry and risks
related to your company.
11. The introductory paragraph suggests that you have not
discussed
all material risks known to you.   You must disclose all risks
that
you believe are material. In this regard, please revise this paragraph to remove the first sentence, as this statement may appear to be a disclaimer of responsibility for the risk factors. As to the second sentence, in which you list other risks besides those articulated in the actual risk factors, delete the sentence and revise the risk factors to discuss all material risks. Additionally, please revise this introductory paragraph to indicate that you have disclosed all material risks in the risk factors section.
12. Many of your risk factor subheadings merely identify concepts or conditions without explaining how they relate to the company or how and why they pose potential risks to the shareholders. As a non-exclusive example, your risk factor entitled, "The corporation relies on patents and proprietary rights to protect its technology," does not identify any risks and only communicates that you rely upon patents and other rights to protect at least some of your intellectual property. Please briefly expand each of your subheadings to explain why they act to create risks or how they could affect shareholders in an adverse way. You may find it helpful to use an "if...then" approach to writing the subheadings, where "if" denotes the risk and the "then" discloses the specific adverse consequences of that risk.
13. Many of your risk factors are generic in that they could apply to almost any company that is trying to develop drugs. Please amend the risk factors to include specific disclosure and language explaining exactly what risks you face and how the issues raised in your current risk factor disclosure apply to you. We expect that you will substantially amend many of the risk factors in response to this comment, and may have further comments upon reviewing your revised risk factors.
14. Please consider including a stand-alone risk factor disclosing the risks associated with the use of third parties in administering or conducting your clinical trials, if applicable.
15. Please consider including in a risk factor to disclose any adverse side effects or reactions to the applications of AIT(tm), Chimigen(tm) and T-ACT(tm).
16. Please consider including a risk factor that identifies your principal suppliers and the types of materials provided by them. Also, please include a discussion of the risks inherent in supply agreements. For example, the risks in obtaining another suitable source of supply, use of sole-source suppliers, reliance on suppliers` ability to manufacturer sufficient quantities, etc.
17. Please also indicate whether these parties currently meet your manufacturing requirements for your pre-clinical and clinical trials.
18. Please consider including a risk factor which addresses foreign currency and exchange rate risks as it relates to Canadian, US, and other foreign denominated currency.

All of the corporation`s potential products..., page 14
19. Please expand the first paragraph of this risk factor to state that you have never successfully developed any products or obtained regulatory approval to sell any product and have never derived revenue from the sale of products.

Pharmaceutical products are subject to intense regulatory approval processes, page 16
20. Please include a separate stand alone risk factor that addresses the risks associated with conducting clinical trials. You should discuss the possibility and ramifications of the following.
* delays in identifying and reaching agreement on acceptable terms with institutional review boards of clinical trial providers and prospective clinical trial sites
* delays in obtaining FDA or other regulatory agency clearance to commence a clinical trial
* delays in the enrollment of patients
* lack of effectiveness of a product candidate during clinical trials
* adverse events or safety issues
* cost overruns
21. Please expand on your discussion of Health Canada. For example, does Health Canada regulate drug development companies in a similar manner to the FDA? Furthermore, does it require pre-market approval for product candidates, observing them for efficacy and safety in several phases? Also, discuss the risk that even if you obtain regulatory approval from one of the regulatory bodies you mention, that you may have to expend substantial time and resources to obtain similar regulatory approval to sell your potential products in other markets and that this could limit your market opportunity and adversely affect your operating results.
22. Also, please revise to indicate if you have any products candidates for approval before any agency, including any foreign agencies. If so, please revise to identify the agency, the product and the specific approval you are seeking.

The biotechnology industry is extremely competitive and the Corporation ..., page 17
23. Please identify by name and specify product offerings (or product candidates) of the primary competitors of ViRexx of which you are aware. Also, to the extent obtainable, please disclose your principal competitors` share of the target market.

The Corporation relies on patents and proprietary rights to protect its technology, page 17
24. Please disclose whether you have the obligation to protect and bear the cost of defending the patent rights you license from other companies and institutions such as the master cell bank licensed from
Biomira Inc. for OvaRex(r) MAb, the University of Alberta and the Alberta Cancer Board.
25. Additionally, in your section entitled, "Patents" on page 46 you should provide a detailed discussion that provides the material rights of you and the other party and the obligations and conditions necessary for you to maintain your license and corresponding use of the patent(s). Also, please disclose the expiration date of all patents you currently own or have licensed from third parties.
26. If you are aware of any potential issues related to your infringement or violation of another party`s patent, please describe the situation or if your business has been materially and adversely affected by the disclosure of proprietary information, please discuss the situation and its consequences.

The Corporation`s products may fail or cause harm, subjecting the Corporation ..., page 18
27. Please disclose if you anticipate obtaining product liability insurance coverage in the near term.

New products may not be accepted by the medical community or consumers, page 18
28. Please revise this risk factor to expand on the risks and potential adverse consequences of utilizing third parties to market
your products.   Your discussion should include, but not be
limited
to, conflicts of interest and margin differences in connection with other products the marketer may be marketing, material decreases in sales due to contract breaches or terminations, disputes, the financial and functional wherewithal of your marketers, etc.

The Corporation is dependent on the success of its strategic relationships ..., page 19
29. It appears that you discuss multiple risks in the text of this risk factor. Please unbundle your disclosure into separate risk
factors that discuss the following distinct risks:   dependence on
third party collaboration agreements; failure to enter into strategic relations for product development on terms favorable to you; and the risks associated with using third party manufacturers and suppliers.
You may need to expand your discussion(s) in each of these risk areas.

The Corporation has no operating revenues and a history of losses, page 20
30. Please revise to state your accumulated deficit since inception.
31. Please revise the last sentence to read even after successful commercialization of one or more products you may never achieve profitability.
32. Please consider including a stand-alone risk factor discussing the fact that you have no products available for commercial sale, have never had any revenues from commercial sales, that you may never have commercial sales of an approved product and have relied on equity and debt financings to support your operations.

The Corporation may need additional financing in the future to fund the research ..., page 20
33. You state that your average monthly cash usage for 2005 will be approximately $650,000. In MD&A, please discuss commitments to expend cash which comprise these amounts and discuss the relevant demands, commitments and uncertainties concerning your calculations of this burn rate.
34. Please revise the words "may need" in the subheading to indicate that it is likely that the Company will require additional funding to reach profitability. As you are operating at a considerable loss and your expenses are outpacing your limited resources, it appears more likely than not that you will require additional funding.
35. We note you anticipate needing additional funds. Please disclose how much additional funding you anticipate needing and when you intend to raise it.

The Corporation is dependent on its key employees and collaborators, page 21
36. Please revise your discussion to disclose the identities of your significant scientific and management personnel and the material provisions of your employment agreements with each of them, if applicable, including duration of employment.
37. If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
38. Please revise to disclose whether you currently have key man life insurance on key officers and significant employees and if so, please disclose their identity.

As a non-US Corporation, it may be difficult for shareholders to pursue claims ..., page 21
39. Please consider including a separate risk factor to disclose whether there is any potential difficulty for an investor to bring actions in U.S. courts against the company because of its status as a foreign company. In this regard, any additional disclosure should include the following:

* the extent to which an investor could effect service of process in the United States against ViRexx Medical Corp. and/or any of its non-
U.S. resident officers, directors, and experts named in the registration statement;
* the extent to which Canadian courts provide comity for judgments of
U.S. courts;
* the extent to which a U.S. investor can bring original actions in
Canadian courts against the company based on U.S. law; and
* the extent to which an investor could enforce in a Canadian court any U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against ViRexx or any of the above foreign persons.

If there is uncertainty regarding a particular matter, clearly identify those matters and state the reason(s) for the uncertainty.

A. History and Development of the Corporation, page 22
40. Please revise to include a description of your principal capital expenditures for the last three fiscal years. Refer to Item 4.A.5 of
Form 20-F.

B. Business, page 24
41. We note that you have acquired numerous businesses and technologies over the past several years. Do you plan to acquire more businesses and technologies in the future? If you do, please revise your strategy subsection and provide appropriate risk factor disclosure. Also, state whether you have any current acquisition candidates at the LOI or similar stage and provide appropriate disclosure concerning any proposed acquisitions.
42. At the bottom of page 23, you state that one of your subsidiaries has established strategic relationships with various companies.
In
the portion of the document in which you describe your contracts, please describe these arrangements and disclose their material terms.
Also, consider whether or not these contracts should be filed as exhibits to your filing.
43. We note your wholly owned subsidiary AltaRex`s license agreement with Unither Pharmaceuticals, Inc. Please expand on your description of the agreement to include the following information, to the extent applicable:

* All material rights and obligations of the parties to the agreement;
* Duration of the agreement;
* Payment terms;
* Termination provisions, including consequences of early termination; and
* Any other terms that may be considered material.

Additionally, please note that aggregate licensing and aggregate milestone payments should be disclosed and quantified.

AIT(tm) Platform Technology, page 24
44. We note your statement that you are working with United Therapeutics in conducting preclinical tests for several product candidates. Please expand to describe the nature of your communications with United regarding BrevaRex(r) MAb and ProstaRex(r)
MAb. For example, what are the applications for these product candidates, whether you have begun conducting preclinical experiments, etc. To the extent you have agreements with United for these products, please file them as exhibits.
45. We note your statement that you are working with United Therapeutics to conduct preclinical tests for several product candidates. Please expand your disclosure to describe the nature of your relationship with United regarding BrevaRex(r) MAb and ProstaRex(r) MAb. For example, discuss the applications for these product candidates, whether preclinical experiments have been commenced, etc. To the extent you have agreements with United for these product candidates, please file them as exhibits. Chimigen(tm) Platform Technology, page 24
46. Please describe the material provisions such as payment terms, quantity, exclusivity and termination provisions for your agreement with Protein Sciences Corporation and file the agreement as an exhibit.
47. You state that you expect to incur substantial research and development expenditures in 2005 and in future years. In MD&A, you should provide more detailed disclosure regarding this trend and when these expected expenditures will be incurred, how much they are anticipated to be in the various financial reporting periods going forward, and for what product candidates you will expend these funds.

Unexpected Discovery of Therapeutic Potential for Low Dose
Monoclonal
Antibodies, page 26
48. We note your disclosure of the results of your clinical studies throughout this section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results. You should provide this disclosure in each and every instance in which you discuss these results.

OvaRex(r) MAb, page 27
49. We note that regulators have designated OvaRexMAb as an orphan
drug.   Please state to what conditions or diseases this
designation
applies. Also, we note that this special status is granted generally to products which treat a rare disease or condition. This designation appears to indicate that there is a risk that even if you obtain the requisite regulatory approvals, your market opportunity may be limited. You should discuss this in an appropriately captioned risk factor. That risk factor should also note the limited time during which you will have exclusivity if you do get regulatory approval.
50. We note your statement, "has a high degree of specificity to a tumour associated antigen (CA125) that is over-expressed by the majority of late stage ovarian cancer patients." Please revise to quantify the degree of statistical significance or otherwise provide the basis for this statement.
51. Please provide independent third-party support for the following statements:

* "[i]s the most thoroughly studied serum marker for ovarian cancer,
occurring in 80% of late stage ovarian cancer patients.  The CA
125
marker is very predominant in ovarian cancer patients but is also present in a number of other cancer conditions, particularly breast cancer, where the Corporation estimates that approximately 25% of breast cancer patients have this marker."
* "in approximately three quarters of diagnosed patients, the tumour has already progressed to an advanced state (Stage III/IV)."
* "Consequently, only approximately 20% of ovarian cancers are diagnosed in the early stages."
* "Treatment for ovarian cancer typically includes surgery, radiation therapy, and chemotherapy, with an average survival of 30 months and a 5 year survival of about 20%."
* "More than 80% of Stage III/IV patients express the tumour associated antigen CA125."
* "past experience has shown that during long term therapy with existing antiviral agents (e.g., lamivudine), the hepatitis B virus mutates into species that are resistant to the antiviral therapy."

Market Overview, page 29
52. Please explain what the acronym "ACS" is shortened for, if you are referring to the American Cancer Society, please define it the first time it is used.
53. We note that you estimate the market for treating ovarian cancer is over $1 billion per year in the United States. Supplementally, please explain to us how you derived this figure. Further, we note that the total size of this market appears to include surgery, chemotherapy, radiation and other treatments, which your product candidate will complement, not replace. Therefore, you should consider providing projected market-size information for your potential product, not the entire market for disease treatment. Likewise, you should revise your other estimates of market size throughout the filing so that they are consistent with the issues raised in this comment.

Treatment, page 29
54. Please explain the term debulking the first time it is used.

Chimigen Platform Technology, page 30
55. You state that this technology:

* "directs both arms of the body`s immune system to attack the infectious agent...";
* "[that your] vaccine will stimulate the immune system to
recognize
and destroy the disease..."; and
* [that the technology] encompasses a molecular design
recognizable
by the body`s immune system to break tolerance...to clear the virus....;"

It appears to us that these claims are the very claims that will be supported only by results that you must demonstrate in clinical trials and perhaps other testing before you can make them. Therefore, you should consider revising this language to explain that your claims represent only your aspirations as to the technology or product candidate and that these claims have not been, and may never be, verified by requisite trials and testing. You should also amend your disclosure throughout the document where you make similar claims.

HBV Market Size, page 31
56. You should disclose the market size for only the target market in which your will compete or your products sold. In this regard, please confirm that the HBV market size data accurately reflects the target market for HepaVaxx B, HepaVaxx C and Occlusin(tm) on pages 31, 33, and 36 respectively or revise accordingly.

Economic Dependence and Foreign Operations, page 39
57. You state that you are dependent on strategic relationships with
United and other third parties. Please name these other third parties and file the contracts as exhibits to the registration statement.

D. Property and Equipment, page 39
58. Please revise to estimate, for the near future, the costs associated with any research facilities you may require to test your product candidates or develop additional candidates.

Management`s Discussion and Analysis, page 40

A. Operating Results, page 41
59. Where you attribute material fluctuations in your expenses to multiple factors, please ensure that you have quantified each of these factors as required by Financial Reporting Codification
Section
501.04.

Research and Development, page 41
60. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The nature, timing and estimated costs of the efforts necessary to complete the project;
b. The anticipated completion dates;
c. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
d. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a. and b., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Item 6.  Directors, Senior Management and Employees, page 48
61. Please revise this section to disclose the existence of employment agreements. For each key employee or officer with whom you have employment contract, please disclose the date when the contract was executed and disclose the termination provisions.

Compensation, page 52
62. Provide the aggregate amount accrued or set aside for pension, retirement or other similar benefits for the executive officers and directors during the most recently completed fiscal year. See
Form
20-F Item 6.B.2.

Option Plan, page 59
63. State the number of outstanding options as of the most recent practicable date and the weighted average exercise price of those options. Also, state whether you plan to register the sale of the stock underlying those options under the Securities Act.
Item 7. Major Shareholders and Related Party Transactions, page 60
64. Name the natural persons who have voting and dispositive power over the shares held by Canmarc Trading Co., if the person is Michael
Marcus, please so state.
65. It appears that some of Dr. Noujaim`s options may be exercisable within 60 days of the date for which you will provide beneficial ownership information in your amended filing. Please revise the table accordingly. See the definition of "Beneficial Owner" in Instruction E. of Form 20-F.

Item 10. Additional Information

Options and Warrants, page 64
66. Please disclose the exercise price and the number of outstanding options and common share purchase warrants as reflected in Note 11.
67. Please disclose the exercise price and the number of outstanding options and common share purchase warrants as of the most recent practicable date as required by Item 10 of Form 20-F.
68. Please disclose whether you have granted options pursuant to any licensing agreements and also disclose the exercise price of the options.

C. Material Contracts, page 70
69. Given your business model, an understanding of the terms of these material contracts appears to be essential to understanding your business generally. For each of these agreements, please expand your description here or in the business section to include the following information, to the extent applicable.

* All material rights and obligations of the parties to the agreement and whether any material obligations have not been fulfilled timely
* Duration and termination provisions
* Payment terms and the timing of those payments
* Termination provisions, including consequences of early termination
* Any other terms that may be considered material
70. Please provide expanded disclosure concerning your relationship with United. This should include a discussion of the various agreements and contracts you have with that company, including the development agreements, agreements relating to and defining the rights of debentures and other securities, the registration rights agreement, etc. You should also consider adding expanded risk factor disclosure concerning your dependence on United.

Notes to Consolidated Financial Statements

Note 6.  Acquired Intellectual Property, page 8
71. Disclose the aggregate amount of milestone payments that may be required and generally describe the events that would trigger these payments.
72. If the reference to an independent valuation is retained, name the expert and file the consent of the named expert as an exhibit to the filing.
Note 10.  Government Assistance and Research and Development
Projects, page 11
73. Note 10 indicates the payments received are not repayable.
Note
2g describes the credits as refundable. Please reconcile these two conflicting disclosures.

Note 12.  Share Capital, page 13
74. Please clarify whether the warrants issued on December 31,
2003
were exercised, as the tables on page 17 appears to indicate that they have not, while the Consolidated Statement of Shareholders` Equity appears to present the transaction as an issuance of common stocks.

Note 16. United States Accounting Principles
75. With regard to in-process research and development, disclose:
* the amount attributed to each project acquired,
* the status of each project at the date of acquisition, and
* the remaining time and cost estimated to complete each project at the date of acquisition.

Refer to paragraph 4.2.08 of AICPA Practice Aid Assets Acquired in a
Business Combination to Be Used in Research and Development
Activities.

Consent of Independent Auditors
76. Please provide a currently dated and signed consent from your independent accountant. Refer to Item 10.G of Form 20-F.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Keira Ino at (202) 551-3659 or Jim Atkinson
at
(202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 551-3654, Michael Reedich at (202) 551-3612 or me at
(202)
551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Joseph P. Galda, Esq.
	Corsair Advisors, Inc.
	497 Delaware Avenue
	Buffalo, New York 14202

Antoine A. Noujaim
ViRexx Medical Corp.
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